

Mail Stop 3561

August 11, 2008

Mr. William R. Donaldson
Chairman of the Board and Chief Executive Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, Indiana 46278

> **Re:** **Interactive Motorsports and Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed June 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed June 18, 2008**
> **File No. 0-30771**

Dear Mr. Donaldson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Financial Statements

Statements of Shareholders' Deficit, page 24

1. Please tell us why you have labeled as "unaudited" the line item in fiscal 2007 captioned "common stock issued for payment of loan interest." If there were any limitations on the scope of the audit of your annual financial statements, please

> advise us in detail as to the nature and extent of such limitation and amend your filing to provide a full set of financial statements that have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Item 9A. Controls and Procedures, page 43

2. Please disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Refer to Item 307 of Regulation S-K. Otherwise, please tell us how you complied with the Exchange Act Rules regarding management's evaluation of the effectiveness of your disclosure controls and procedures.

Internal Control Over Financial Reporting, page 43

3. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

   If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

   In performing your evaluation, you may find the following documents helpful:

   - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

   - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8810/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

   - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please also: revise the certification throughout to refer to the "registrant" as opposed to the "small reporting company issuer"; and revise what will be paragraph 4.d. to include the omitted parenthetical language.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

4. Please revise your filing to address the applicable parts of the comments above.

* * * * *

As appropriate, please amend your filings and respond to these comments within 30 calendar days. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at (202) 551-3322, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief